Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

April 21, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:Ms.	Pamela Long
Mr. Craig Slivka
Mr. Leland Benton
Ms. Patricia Do
Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited
Amendment No. 1 to Registration Statement on Form S-1
Filed April 2, 2015 File No. 333-201170

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated April 10, 2015, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 filed on April 2, 2015 (the “Registration Statement”), containing revisions that have been made in response to the Staff’s comments.

General

1.	Please supplementally provide us with copies of the memorandums that you refer to in your supplemental response to comment two of our letter dated March 23, 2015.

Response: A copy of the memorandum issued by the Pingdingshan Construction Wastes Management Office, and an English translation thereof, are hereby submitted with this response letter.

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2.	Please revise to clarify the scope of your exclusive right to transport and process construction waste. It is unclear what “five districts” means in terms of the size of the market that you enjoy an exclusive right to service. Please also revise your disclosure on page 53 in which you name the “districts” that “the municipal government has designated as” the built-up area of Pingdingshan. We note that neither Xinhua Zhanhe or Xingcheng are districts in Pingdingshan, and that Pingdingshan has only the four districts. Please refer to the fourth bullet point of comment two of our letter dated March 23, 2015.

Response: We have revised our disclosure throughout the Registration Statement to clarify that our exclusive right encompasses the four districts (Shilong, Weidong, Xinhua and Zhanhe) and two special districts (Gaoxing and Xincheng) currently under the administration of the Pingdingshan municipal government, as follows:

The third paragraph under “Our Company” on page 1:

In connection with our plans to establish waste hauling operations and to produce bricks from construction waste, we have: (i) been granted exclusive right by the Pingdingshan municipal government to transport and process construction waste in the built-up area of Pingdingshan consisting of the four districts (Shilong, Weidong, Xinhua and Zhanhe) and two special districts (Gaoxing and Xincheng) under the administration of the municipal government (subject to exclusions imposed by special municipal regulations), which exclusive right will commence concurrently with the formal operations of our waste recycling plant; (ii) contracted to acquire an additional 70 haul trucks to augment our current fleet of 50 trucks for a total of 120 haul trucks to transport the waste; and (iii) built a state-of-the-art recycling plant to process the waste, and a brick plant to utilize the processed waste. One of the two production lines is complete and currently undergoing trial operations. We anticipate formal production and our hauling operations to commence in April 2015.

First bullet point under “Our Competitive Strengths” on page 1:

Environmentally friendly products. In addition to our fly-ash bricks which are each comprised of at least 30% in reclaimed fly-ash, we will be able to produce bricks from construction waste consisting of discarded bricks and concrete that we have the exclusive right to collect in the built-up area of Pingdingshan (subject to exclusions imposed by special municipal regulations), once our new recycling plant and brick plant become operational.  We have also built a research and development facility that will focus on renewable construction materials.  Given China’s growing public awareness of pollution and resource conservation, we believe such efforts will be crucial for us to remain the market leader in Pingdingshan.

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The following risk factor on page 11:

If our exclusive right to collect and process construction waste is terminated or expires, we may have difficulty sourcing the discarded bricks and concrete in quantities that we may need for our new facilities or on terms acceptable to us.

Through Yulong Renewable, we plan to process construction waste consisting of discarded bricks and concrete at our new recycling plant, which is not yet operational. We then plan to transform them into various types of recycled bricks at our new brick plant, which is undergoing trial operations. We have a 20-year exclusive right to collect and process construction waste in the built-up area of Pingdingshan consisting of the four districts and two special districts under the administration of the municipal government (subject to exclusions imposed by special municipal regulations) pursuant to our agreement with the Pingdingshan Housing and Urban-Rural Development Bureau and licenses issued by the Pingdingshan Construction Wastes Management Office, which exclusive right will commence concurrently with the formal operations of our recycling plant. Such right, however, may be terminated if, for example, we were to breach our obligations and fail to correct such breach within a specified time period, or if we were to fail to expand our operations as needed to meet the city’s requirements. Should our right terminate, or expire without being renewed, we may not be able to source discarded bricks and concrete in quantities that we may require for Yulong Renewable’s anticipated operations and/or on terms that are acceptable to us. Should that happen, we would be unable to carry out our business plans, which in turn would have a material negative impact our projected revenues and growth.

The first paragraph under “Overview” on page 31 as follows:

We are engaged in the production and sale of fly-ash bricks and ready-mixed concrete in and around the city of Pingdingshan, Henan Province, China.   We are also in the process of establishing and constructing a waste recycling plant and another brick production plant.  We plan to process construction waste consisting of discarded bricks and concrete that we have the exclusive right to collect and process in the built-up area of Pingdingshan consisting of the four districts (Shilong, Weidong, Xinhua and Zhanhe) and two special districts (Gaoxing and Xincheng) currently under the administration of the municipal government (subject to exclusions imposed by special municipal regulations) at the recycling plant and to transform them into various types of recycled bricks at the brick plant.  Our exclusive right will commence concurrently with the formal operations of our recycling plant. We completed construction of both plants as well as a research and development center in October 2014, and completed equipment installation (including the first production line at the brick plant) in November 2014. We commenced trial operations in late December 2014, and plan to commence formal operations sometime in April 2015.  We also plan to complete the second production line of the brick plant by December 2015. We are a holding company and our primary business operations are conducted through our consolidated affiliated entities, which are variable interest entities, or VIEs, that we control.  These VIEs include Yulong Bricks, which operates our bricks business, and Yulong Concrete and Yulong Transport, which operate our concrete business.   Yulong Renewable will operate our new facilities when they become operational.

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The second to last paragraph under “Overview” on page 42 as follows:

In connection with our plans to establish waste hauling operations and to produce bricks from construction waste, we have: (i) been granted exclusive right by the Pingdingshan municipal government to transport and process construction waste in the built-up area of Pingdingshan consisting of the four districts and two special districts currently under the administration of the municipal government (subject to exclusions imposed by special municipal regulations), which exclusive right will commence concurrently with the formal operations of our waste recycling plant; (ii) contracted to acquire an additional 70 haul trucks to augment our current fleet of 50 trucks for a total of 120 haul trucks to transport the waste; and (iii) built a state-of-the-art recycling plant to process the waste, and a brick plant to utilize the processed waste. One of the two production lines is complete and currently undergoing trial operations. We anticipate formal production and our hauling operations to commence in April 2015.

The second to last paragraph under “Our Business Strategy” on page 49 as follows:

Also, our production volumes have in the past lagged behind demand, and we believe that our current product offerings are insufficient to meet the market requirements that we project.  Based on internal studies of our customers’ purchases and the Pingdingshan market in general, we estimate that the city currently requires approximately 0.9 million m3 of bricks and 2.4 million m3 of concrete annually. We currently have four brick production lines each capable of producing 100,000 m3 annually, and two concrete mixing towers each capable of producing 200,000 m3 annually. In recent years, however, what we produced and had others produce for us were on occasions not enough to meet demand.  Such was the case for concrete in fiscal 2013 and 2014, and the six months ended December 31, 2014. Additionally, as the populace has become more vocal of pollution concerns in recent years, the Chinese central government is responding with policies that favors sustainability.  For example, a 2013 national energy conservation policy imposes production limits on some of our raw material suppliers to control pollution generated by their plants.  Yulong Renewable was established to operate a new recycling plant to process construction waste consisting of discarded bricks and concrete that we will collect mainly from construction sites in the built up area of Pingdingshan consisting of the four districts and two special districts currently under the administration of the municipal government (subject to exclusions imposed by special municipal regulations), and to which we have the exclusive right under an agreement with the Pingdingshan Housing and Urban-Rural Development Bureau and licenses issued by the Pingdingshan Construction Wastes Management Office. Once the construction waste is processed, we will use them to produce bricks at the adjacent brick plant that Yulong Renewable will also operate. In 2012, we secured a piece of land approximately 15 kilometers from our headquarters, and commenced construction of the recycling and brick plants in July 2013.  Construction of both plants was completed in October 2014, and equipment installation (including the first production line with 75,000 m3 in annual capacity at the brick plant) in November 2014, and we currently expect to complete the second production line by December 2015. Both plants have thus far been funded with cash flow from operations and loans from some of the shareholders of our consolidated affiliated entities, and we intend to use the net proceeds from this offering to fund the completion of these plants. If we are unable to complete this offering, however, we will use our future working capital, and look to banks and, as necessary, our founder, for financing.

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The first bullet point under “Competitive Strengths” on page 54 as follows:

Environmentally friendly products. We are already using reclaimed fly-ash (from coal fired power plants) in our brick production, comprising approximately 30% of each brick. In doing so, we not only help reduce environmental wastes but we believe also increase our product quality. Once our new recycling plant and brick plant are completed and operational, we will be able to add bricks made with recycled construction waste (consisting of discarded bricks and concrete that we have the exclusive right to collect and process from the built up areas of Pingdingshan consisting of the four districts and two special districts currently under the administration of the municipal government (subject to exclusions imposed by special municipal regulations)) to our lineup. We are also positioning ourselves to capitalize on future opportunities by building a facility that, when completed, will focus on researching and developing renewable construction materials. We believe that such efforts not only sync with China’s growing public consciousness regarding pollution and resource conservation, but will be instrumental in maintaining our position as market leader in Pingdingshan.

In addition, we have revised our disclosure in the last paragraph on page 53 as follows to clarify the size of the market that our exclusive right encompasses:

We plan to supply the discarded bricks and concrete needed for our new recycling plant and brick plant pursuant to our exclusive right from the municipal government concerning construction waste in the built-up area of Pingdingshan (subject to exclusions imposed by special municipal regulations). Specifically, in September 2012, Yulong Renewable entered into an agreement with the Pingdingshan Housing and Urban-Rural Development Bureau, or the Pingdingshan Development Bureau, pursuant to which we have the exclusive right to clean up and process construction waste in the built-up area of Pingdingshan (subject to exclusions imposed by special municipal regulations). The municipal government currently administers four districts, two county-level cities and four counties, as well as two special districts. The built-up area in which we have exclusive right encompasses the four districts, namely Shilong, Weidong, Xinhua and Zhanhe, and the two special districts, namely Gaoxing Technology Industry Development District, which is created from a portion of Weidong district, and Xincheng District, which is created from portions of Xinhua and Zhanhe districts as well as Baofeng County. Our exclusivity is for 20 years, commencing concurrently with the formal operations of our recycling plant, but may be extended subject to agreement with the Pingdingshan Development Bureau prior to the expiration or termination of our exclusive agreement. Additionally, in October 2012, the Pingdingshan Construction Wastes Management Office, which is a department of the Pingdingshan Development Bureau and is in charge of the city’s construction waste, granted Yulong Renewable an exclusive license to clean up, transport and process constructions waste within the city’s planning area (in this case, in the built-up area under our agreement with the Pingdingshan Development Bureau), as well as a qualification license as required under our agreement with the Pingdingshan Development Bureau. Both licenses expire on October 30, 2032.

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With respect to Gaoxing being under the administration of the municipal government, we respectfully direct the Staff’s attention to the Opinion of the People’s Government of Pingdingshan regarding the Implementation of Municipal Management Authority within Gaoxing Technology Industry Development District, Pingzheng (2014) No. 9, in which the municipal government agrees to confer certain of its authority to Gaoxing’s governing body to improve the development and service efficiency in the district, but subject to the supervision and inspection of the municipal government. The opinion is addressed to “the people’s government of each county (city, district), the management committees of Xincheng District and Gaoxing District, and each department of the municipal government.” A copy of such opinion from the website of the municipal government is submitted with this response letter for the Staff’s consideration.

We also direct the Staff’s attention to the Notice of the People’s Government of Henan Province regarding the Printing and Distribution of the Overall Construction Plan of Pingdingshan Xincheng District, Yuzheng (2011) No. 85, which states that the governing body for Xincheng District shall be agencies of the Pingdingshan municipal government. A copy of such notice from the website of the provincial government is submitted with this response letter for the Staff’s consideration.

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Calculation of Registration Fee Table

3.	Please advise as to why the registration fee for your warrants has changed, and why you are referring to a percentage of $16,312,500. We note that amount of warrants being registered, as well as the value of those warrants, have not changed. We further note that the maximum aggregate offering price of 147,500 shares at $7.25 per share is $1,141,875, rather than $815, 625.

Response: The registration fee for ordinary shares underlying the warrants changed to reflect the reduced amount of such shares being registered (from 7% of the ordinary shares being registered for this offering, excluding overallotment shares, to 5%), which reduced amount was inadvertently not reflected in the registration fee table. $16,312,500 is the proposed maximum aggregate offering price for such shares, excluding overallotment shares. We have amended the registration fee table as follows:

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Ordinary shares, $0.001 par value per share	2,587,500	(2)	$7.25	$18,759,375	$2,179.84
Warrants to purchase ordinary shares	-		-	-	-	(3)
Ordinary shares underlying warrants(4)(5)	112,500	(6)	7.25	815,625	94.78
Total	2,700,000		$7.25	$19,575,000	$2,274.62	(7)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes 337,500 ordinary shares, which the underwriters have the option to purchase to cover over-allotments, if any.
(3)	No registration fee pursuant to Rule 457(g) under the Securities Act.
(4)	The warrants are exercisable at a per share exercise price equal to 100% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act.
(5)	The ordinary shares underlying the warrants are being registered solely in connection with the Securities and Exchange Commission’s Compliance and Disclosure Interpretations for Securities Act Sections, Question 139.05.
(6)	Includes shares equal to 2.875% of the ordinary shares being offered in this offering (excluding over-allotment), underlying the warrants being granted to the underwriters, and shares equal to 2.125% of the ordinary shares being offered in this offering (excluding over-allotment), underlying the warrants granted to Cuttone & Co, Inc., who is acting as our independent financial adviser.
(7)	Previously paid.

4.	You appear to be registering shares underlying the warrants that you are granting to Cuttone, which is no longer acting as an underwriter. Please revise this table to remove the reference to “Underwriter’s warrants.”

Response: As we are also granting warrants to our underwriters, we have revised the reference to “Warrants.”

Facilities, page 60

5.	Please reconcile your statement in your supplemental response to the first bullet point of comment two of our letter dated March 23, 2015 that your inability to have your recycling plant constructed by December 13, 2012 is due “entirely to delays resulting from coordination within agencies and departments of the Pingdingshan municipal government” with the fact that your recycling plant has not been completed and requires the use of proceeds from this offering to become operational, as stated in your Use of Proceeds. Please also note that contrary to your representations in your supplemental response and your prospectus, you were not obliged to commence operations by December 13, 2012, but per clause 8.1 of your contract with the Pingdingshan Municipal Bureau of Housing and Urban-Rural Development, were required to complete the building of a waste treatment site. Please make corresponding revisions to footnote (6) under this heading.

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Response: We respectfully note that our disclosure does not state that the recycling plant requires the proceeds from this offering to become operational. As disclosed throughout the Registration Statement, construction and equipment installations were completed in November 2014, trial operation commenced in late December 2014, and formal operation is anticipated sometimes in April 2015. We do require the proceeds from this offering to complete the recycling plant by purchasing an additional 70 haul trucks to supplement our existing fleet of 50 trucks, as disclosed in the Registration Statement. However, we would still be able to operate the recycling plant without the 70 additional trucks.

With respect to footnote (6), we have revised as follows:

(6)	We completed equipment installation of the brick and recycling plants (including one production line for the brick plant) in November 2014 and commenced trial operations in late December 2014, with formal operations anticipated sometime in April 2015. Our agreement with the Pingdingshan Development Bureau contemplates that we complete construction of our recycling plant and commence formal operations thereof within six months of entering into the agreement, or by March 2013. We are not bound by such requirement, however, due to the time required for coordination among agencies of the Pingdingshan municipal government in connection with our waste recycling business. The research and development center and office building are not yet operational.

Warrants, page 86

6.	Please advise why the warrants granted to your financial advisor have been deemed compensation by FINRA. Please also clarify how many warrants you are granting to each of Cuttone and Northland.

Response: We have revised our disclosure to make clear that the warrants discussed in the paragraph with the heading “Warrants” in Amendment No. 4 of the Registration Statement pertain only to those we are granting to our underwriters, which warrants would be deemed compensation by FINRA, by removing all reference to Cuttone from the paragraph and amending the paragraph heading to “Underwriters’ Warrants,” as follows:

“Underwriters’ Warrants. We have agreed to issue to our underwriters warrants to purchase the number of our ordinary shares in the aggregate equal to 2.875% of the ordinary shares being offered in this offering (excluding the over-allotment) and to also register herein such underlying shares. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to 100% of the public offering price per share in the offering. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Neither our underwriters nor permitted assignees under Rule 5110(g)(1) will sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases.  The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

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We are granting warrants to purchase 2.875% of the ordinary shares being offered in this offering (excluding over-allotment) to our underwriters in the aggregate, and warrants to purchase 2.125% of the ordinary shares being offered in this offering (excluding over-allotment) to Cuttone. We have added a new section entitled “Warrants” under “Description of Share Capital,” which section discloses such information as follows:

Warrants

Except for (i) the warrants to be issued to our underwriters to purchase the number of our ordinary shares in the aggregate equal to 2.875% of the ordinary shares being offered in this offering (excluding over-allotment) (the “Underwriters’ Warrants”), and (ii) the warrant to be issued to Cuttone & Co., Inc. (“Cuttone”) to purchase the number of our ordinary shares equal to 2.125% of the ordinary shares being offered in this offering (excluding over-allotment) (the “Advisor’s Warrants”), there are no outstanding options, warrants, or similar rights to purchase any of our securities.

Underwriters’ Warrants

We have agreed to issue to our underwriters the Underwriters’ Warrants.  The Underwriters’ Warrants shall have an exercise price equal to 100% of the offering price, terminate five years from the effective date of the offering, and have a cashless exercise provision.  The Underwriters’ Warrants will be subject to FINRA Rule 5110(g)(1), except as otherwise permitted by FINRA rules, in that for a period of 180 days following the effectiveness of the registration statement, of which this prospectus forms a part, neither the Underwriters’ Warrants nor any ordinary shares issued upon exercise of the Underwriters’ Warrants shall be (A) sold, transferred, assigned, pledged, or hypothecated, or (B) the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person.  See “Underwriting–Underwriters’ Warrants” on page 86 for more information.

Advisor’s Warrants

Cuttone is acting as our independent financial adviser in connection with this offering. Cuttone is not acting as an underwriter in this offering, and accordingly it is neither purchasing ordinary shares nor offering ordinary shares to the public in connection with this offering.

In connection with its services as our independent financial adviser, we have agreed to issue to Cuttone the Advisor’s Warrants and to register herein the underlying ordinary shares. The Advisor’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than five years from the effective date of this offering. The Advisor’s Warrants are exercisable at a per share price equal to 100% of the public offering price per share in the offering. The Advisor’s Warrants are also exercisable on a cashless basis. Neither Cuttone nor its assignees will sell, transfer, assign, pledge, or hypothecate the Advisor’s Warrants or the securities underlying the Advisor’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Advisor’s Warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the Advisor’s Warrants provide for registration rights upon request, in certain cases.  The demand registration right provided will not be greater than five years from the effective date of the offering. The piggyback registration right provided will not be greater than seven years from the effective date of the offering. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Advisor’s Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Advisor’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

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Undertakings, page II-2

7.	Please remove the undertaking from Item 512(a)(5)(ii) of Regulation S-K. That undertaking is specific to reliance on Rule 430C. We note that you are relying on Rule 430A. Please also only include the undertaking in Item 512(h) of Regulation S-K once, and please include the totality of the undertaking in Item 512(a)(6) of Regulation S-K, rather than stopping at the first romanette.

Response: We have revised the undertaking beginning on page II-2 as follows:

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

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(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

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The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

Yulong Eco-Materials Limited

/s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer

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# 情况说明

旭龙公司由于垃圾循环处理项目未正式投入运营，所以截止目前平顶山市建筑垃圾清运业务按原有模式进行，即渣土办统一安排其他单位进行建筑垃圾清运处理业务。待旭龙公司宣布循环处理项目正式投产，平顶山市建筑垃圾处理将按建委与公司签订的合同条款规定执行。

旭龙公司与住建局的合同中关于公司需按时完成相关垃圾回收处置场所和设施的条款，由于相关政府机构的配合工作需要一定时间和步骤才能完成，所以该条款根据实际情况和双方协商，公司无需按条款执行。但公司有义务在2015年内保证项目正式运营。

平顶山市建筑垃圾管理办公室

2015年3月24日

(English Translation of Memorandum issued by the Pingdingshan Construction Wastes Management Office)

Factual Explanation

As Xulong has not yet formally commenced the waste recycling processing project, the work of cleaning and transporting Pingdingshan City’s construction waste will be carried out in its present form, with the Construction Wastes Management Office arranging for other entities to clean and transport the construction waste. When Xulong announces formal production of the recycling processing project, the processing of Pingdingshan City’s construction waste shall be executed in accordance with the terms of the agreement entered into between Xulong and the Pingdingshan Municipal Bureau of Housing and Urban-Rural Development.

Regarding the provision in the agreement between Xulong and the Pingdingshan Municipal Bureau of Housing and Urban-Rural Development requiring Xulong to timely complete the related waste collection processing site and facility, because the coordinating work by the related government agencies require certain period of time in order to complete, Xulong is not required to comply with such provision based on the actual situation and consultations of both parties. Xulong, however, is obligated to guarantee that the project will commence formal operation in 2015.

Pingdingshan Construction Wastes Management Office

[Chop]

March 24, 2015

(Opinion of the People’s Government of Pingdingshan regarding the Implementation of Municipal Management Authority within Gaoxing Technology Industry Development District, Pingzheng (2014) No. 9)

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# 平顶山市人民政府关于落实平顶山高新技术产业开发区行使市级管理权限的意见

【索引号：00001-0201-2014-00008 】【公开范围：全社会】【公开日期：2014-03-20】【文件编号：平政（2014）9号】

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各县（市、区）人民政府，新城区、高新区管委会，市人民政府各部门：

为进一步优化平顶山高新技术产业开发区（以下简称高新区）发展环境，深化行政审批制度改革，提高服务效能，按照"特区特管、特事特办"，促进高新区更好更快发展，经市委、市政府研究，现就高

一、基本原则

（一）充分授权。赋予高新区管委会省辖市级经济社会审批管理权限，市政府及其具有行政审批职能的部门和单位所行使的行政审批项目、服务类项目等事项的管理权均赋予或委托高新区管委会行使。高
限等，由各职能部门最早后备供。

（二）权责一致。坚持"属地管理、分级负责，谁主管、谁负责"原则，在充分授权高新区的同时，明确其承担的相应责任。

（三）简化程序。高新区管委会要结合实际，精减和取消不合理的前置条件，压缩审批环节，优化审批流程，建立审批标准化机制，开辟项目审批的"绿色通道"。

二、管理权限

（一）市政府赋予的管理权限

1.赋予高新区管委会在管理范围内行使发展和改革、物价、统计、科技、工业和信息化、商务等管理权。

2.赋予高新区管委会在管理范围内行使农业、水利与渔业、林业、畜牧、农机、交通等管理权。

3.赋予高新区管委会在管理范围内行使财政、国有资产管理和审计监督权。

4.赋予高新区管委会在管理范围内行使行政事业性收费管理权，由高新区管委会行使各行政事业性收费（含城市基础设施配套费）及管理职能，决定收费项目减免标准。

5.赋予高新区管委会在管理范围内行使教育、文化、体育、卫生、人口和计划生育、残疾人、民政、民族宗教、老龄、旅游等社会事务管理权。

市政府赋予的管理权限中，涉及行政管理权的，由市政府相关部门委托高新区管委会行使，负责核发有关的许可、资质、登记等各类证照。

（二）市政府职能部门和相关单位委托的管理权限

6.市城乡规划局委托高新区规划分局负责高新区管理范围的规划管理及执法工作。高新区规划分局负责出具规划设计条件；各类控制性详细规划、修建性详细规划和建设工程设计方案等的技术审查和报审
工程规划许可证；进行批后管理，查处违法建设。

7.市国土资源局委托市国土资源局高新分局负责国土资源行政管理及执法工作。办理辖区农用地转用手续，各类建设用地的审查上报及测绘；各类国有土地使用权出让方案的拟订及地价评估、交易；土地

8.市环保局委托高新区管委会在管理范围内负责环境保护行政管理及执法工作，负责建设项目环境影响报告书（表）的审批和"三同时"管理；核发排污许可证、危险废物经营许可证、废物进口许可证等

9.市住房和城乡建设局委托高新区管委会在管理范围内负责建设行政管理及执法工作，负责勘察设计、招标投标、质量和安全监督、竣工验收、建设档案等各项工程建设管理工作；负责户外广告、占道挖
设工程施工许可证等相关证照；负责园林绿化管理、城市管理及建筑市场管理等行政执法。

10.市房产管理中心委托高新区管委会在管理范围内负责房地产行政执法等工作，负责商品房预售许可证核发，物业管理等行政执法。

11.市人防、文物、气象、地震等部门涉及高新区管理范围内工程建设的审批权、管理权，委托高新区管委会行使。

12.市人力资源和社会保障局委托高新区管委会在管理范围内行使人事和劳动管理权，负责社会保障工作。

13.市安监局委托高新区管委会在管理范围内行使安全生产监督管理权。

14.市质监局委托高新区质监分局行使市级质量技术监督管理权。

15.市司法局委托高新区管委会在管理范围内行使司法行政管理权。

16.市工商局委托高新区工商分局负责高新区管理范围内的市场监管和行政执法工作，负责各类企业、个体工商户的工商登记，广告监督管理，核发营业执照等证照。

17.高新区国税、地税分管机关的权限，由市国税、地税主管部门确定。

18.公安机关在高新区设立的工作机构，其职责权限、案件管辖等，由其主管机关依法确定。

19.受委托组织要以委托机关的名义行使行政执法权，并接受委托机关的监督。本次授权未明确的事项，根据高新区实际需要，由市政府法制办协调并予以落实。

三、组织实施

（一）统一思想认识。赋予和委托高新区管委会行使市级管理权限是市委、市政府深化行政审批制度改革作出的重大战略决策，有关部门和单位要将思想和行动统一到市委、市政府的决策部署上来，精心

（二）加强组织领导。市政府法制办代表市政府具体负责落实高新区的管理权限。各职能部门和单位与高新区管委会签订的行政执法权委托书由市政府法制办审核、确定并监督实施。高新区管委会要积极
项工作业务和审批流程，依法依规开展各项管理工作。

（三）强化督促检查。市督查局负责对各单位授权情况进行督查，确保在规定时间内落实到位。对落实不力的单位和个人，要依法依纪追究责任。

2014年3月13日

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河南省人民政府
关于印发平顶山新区建设总体方案的
通　　知

豫政〔2011〕85号

平顶山市人民政府，省人民政府各部门：

现将《平顶山新区建设总体方案》（以下简称《总体方案》）印发给你们，请认真贯彻执行。

一、《总体方案》是指导平顶山新区建设的纲领性文件，有关重大规划、布局和建设要按照《总体方案》确定的基本原则进行。

二、平顶山市和省有关部门要坚持以科学发展观为统领，进一步解放思想，通过改革创新、探索试验、实践示范，推动新区率先发展。

三、要依据土地利用总体规划、城市总体规划，遵循"三规合一"（新区总体规划与土地利用总体规划、城市总体规划合一）、功能复合、城乡统筹、节约集约的要求，编制新区总体规划和重点领域专项规划。按照《总体方案》确定的功能定位和发展重点，以平新产业集聚区、宝丰产业集聚区建设和交通等基础设施建设为突破口，抓紧组织实施相关项目，为《总体方案》的全面实施奠定基础。

四、省有关部门要结合各自职能，加强对平顶山新区建设的支持和指导，帮助平顶山市及时解决《总体方案》实施过程中遇到的问题，为新区建设创造良好的政策环境。

五、省发展改革委要会同有关部门加强对《总体方案》实施情况的跟踪分析，做好督促检查工作。执行中遇到重大问题，及时向省政府报告。

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4/13/2015 河南省人民政府关于印发平顶山新区建设总体方案的通知-豫政-政府信息公开

河南省人民政府

二〇一一年十一月二十四日

平顶山新区建设总体方案

根据《中共河南省委河南省人民政府关于规划建设科学发展示范区的指导意见》（豫发〔2009〕29号）和平顶山市发展实际，制定本方案。

一、建设平顶山新区的基础和条件

平顶山市位于我省中部，是中国优秀旅游城市、国家园林城市、重要的能源化工基地，市域总面积7882平方公里。2010年，全市总人口503万人；生产总值达到1312亿元，居全省第五位；实现工业增加值869.4亿元，占生产总值的66.3%；城镇化率达到43.4%，总体上进入工业化、城镇化加速发展阶段。

平顶山市是豫中南重要的区域中心城市，在中原经济区建设中发挥重要作用。一是综合交通体系完善。焦枝铁路和孟平铁路在市区西部交汇，规划建设的郑渝铁路通过平顶山西部并设站，孟平铁路复线贯穿新老城区；宁洛高速与郑尧高速、兰南高速分别在市区西部和东南部交汇，二广高速从市区外围通过；鲁山机场距平顶山新城区25公里，距宝丰县城20公里。二是生态环境优美。城区北部伏牛山余脉山体生态公园、香山寺风景区逐步成形，沙河自西向东绕城而过，白龟湖水面达70平方公里，白龟湖上游6.7平方公里的国家湿地公园生态功能完备。三是城市发展态势良好。近年来，平顶山市按照“向西跳跃式发展”的思路，积极推进西部新城区建设，到2010年年底，新城区建成区面积达到15平方公里，新老城区间沉陷区生态公园初具规模，市水厂、市博物馆等一批基础设施和公共服务设施陆续建成投用，城市功能逐步完善，新老城区连成一体的态势已经显现。随着平顶山市新城区的规划建设，以老城区为依托，以新城区为重心，与周边的宝丰、叶县、鲁山县城组团式发展格局正在形成。但总体上看，平顶山市中心城区总体实力仍然较弱，对区域发展的辐射带动能力不强，交通优势尚未得到充分发挥，城市空间布局不尽合理，难以适应城市更大规模发展的需要。

在新的战略起点上规划建设平顶山新区，有利于在更大的范围内整合资源，优化城市空间结构和居住、产业、生态等功能布局，提高产业、人口综合承载能力；有利于增强中心城市辐射带动能力和区域竞争力，与宝丰、叶县、鲁山等周边县城实现组团式集群发展，加快区域城镇化进程；有利于优化航空、铁路、公路等交通组织，进一步巩固提升综合交通枢纽地位，增强对区域发展的辐射带动能力；有利于加速区域资金、技术、人才等要素向中心城市集聚，巩固提升平顶山市豫中南区域性中心城市地位。

二、平顶山新区空间布局

平顶山新区在平顶山市区西部集中布局，是体现城乡统筹、产业协调、产城融合发展的复合型功能性区域，空间上涵盖城市、农村和生态用地。规划空间范围东至平桐路，南至规划南环路，西至规划南环路、宝丰县杨庄乡界、南水北调干渠，北至南水北调干渠、宁洛高速、省道329线、宝丰县周庄镇边界和省道236线，远期规划面积约295平方公里（含白龟湖水面和生态保护用地99平方公里）。行政区划涉及新华区的滍阳镇，湛河区的曹镇乡，宝丰县城及杨庄镇、周庄镇，鲁山县的滚子营乡、张良镇和马楼乡。

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4/13/2015 河南省人民政府关于印发平顶山新区建设总体方案的通知-豫政-政府信息公开

三、平顶山新区功能定位

平顶山新区的功能定位为“三区一中心”:城乡一体化先行区、产业转型升级先导区、对外开放示范区、豫中南综合交通枢纽和物流中心。

城乡一体化先行区。依托平顶山新城区、宝丰县城和产业集聚区,促进产城互动、组团式发展和新型农村社区建设,加快新型城镇化进程,积极开展城乡综合配套改革试验,推进城乡文化、教育、卫生等公共服务设施的共建共享,率先实现城乡一体化发展,为统筹城乡发展提供示范。

产业转型升级先导区。依托平高电气公司等现有优势企业,拉长产业链条,推进集群集聚发展,大力发展以电力装备为主的现代装备制造业,加快发展新材料、新能源等产业,积极发展商务、金融、物流、旅游等现代服务业,推进产业转型升级,实现资源型城市转型和可持续发展。

对外开放示范区。围绕主导产业发展,大力引进战略投资者,特别是围绕建设中原电气谷,加强与机电装备世界行业500强和国内龙头企业的战略合作,建设全省对外开放和承接高水平产业转移的重要平台。

豫中南综合交通枢纽和物流中心。依托焦枝铁路、孟平铁路、宁洛高速、郑尧高速、兰南高速、规划建设的郑渝铁路以及鲁山机场,优化航空、铁路、公路等交通组织,构建对外联系快捷通畅的现代综合交通体系,加快物流产业发展,成为豫中南的现代化综合交通枢纽和区域物流中心。

四、平顶山新区管理体制

平顶山新区规划建设在省委、省政府和平顶山市委、市政府领导下实施,主要干部任免由市委提名后报省委研究决定。在体制上,按照组织协调和实施两个层面成立平顶山新区两级组织管理机构。

(一)平顶山市委、市政府成立平顶山新区规划建设领导小组(以下简称领导小组)。

主要职责是:

1. 负责新区规划建设中重大问题的决策,研究决定支持新区建设的重大政策措施。

2. 组织协调涉及国家和省重大问题的汇报、衔接,积极争取国家和省支持。

3. 协调有关县(区)和市属部门支持新区建设。

4. 审议确定新区管委会提出的年度计划和建设任务,对工作完成情况进行监督检查。

5. 指导新区按照“小政府、大社会”的模式,不断创新管理体制和运行机制。

(二)成立平顶山新区工委和管委会。分别作为平顶山市委、市政府的派出机构,按副厅级架构设置。新区管委会是新区规划建设的执行机构,具有统一的规划编制、人事管理、财政管理等职权。

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4/13/2015 河南省人民政府关于印发平顶山新区建设总体方案的通知-豫政-政府信息公开

主要职责是:

1. 按照“小政府、大社会”模式,对新区实行统一领导、统一建设、统一管理。

2. 贯彻落实领导小组的决策部署,研究提出新区发展规划和重大基础设施建设等方案。

3. 研究提出报请领导小组研究解决的重大事宜。

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